SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Myriad Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

62856H107
(CUSIP Number)

Mark Goldstein
First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York, New York 10106
(212) 698-3101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2009
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62856H107	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON First Eagle Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,123,646
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,123,646
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,123,646
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.67%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 62856H107	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON First Eagle Value in Biotechnology Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,604,546
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,604,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,604,546
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.55%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 62856H107	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Shares"), of Myriad Pharmaceuticals, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 320 Wakara Way, Salt Lake City, Utah.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) First Eagle Investment Management, LLC, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940 ("FEIM") and (ii) First Eagle Value in Biotechnology Master Fund Ltd., a Cayman Islands exempted company ("FEVIB," and collectively with FEIM, the "Reporting Persons"). The Shares reported herein are held by various clients in accounts under FEIM's management and control, including an account for FEVIB. Messrs. Daniel DeClue and Michael M. Kellen (together, the "Portfolio Managers") are each portfolio manager for certain of these client accounts, including an account for FEVIB for which Mr. DeClue is the portfolio manager, and, as such, have the authority to make decisions regarding the voting and disposition of the Shares for the accounts for which they act as the portfolio manager. Mr. Kellen is Vice Chairman of FEIM and Mr. John P. Arnhold is the Chairman and Chief Executive Officer of FEIM (collectively, the "Principals"). Messrs. Martin Byrne, Curtis L. Lowell and Steven Schaefer (collectively, the "Directors") serve as directors of FEVIB.

(b) The principal business address of the Reporting Persons, the Principals and the Portfolio Managers is 1345 Avenue of the Americas, New York, New York 10105.  The principal business address of the Directors is FEVIB, c/o FEIM, 1345 Avenue of the Americas, New York, New York 10105.

(c) The principal business of FEIM, the Principals and the Portfolio Managers is investing for client accounts under their management.  The principal business of FEVIB is investing in securities.

(d) None of the Reporting Persons, the Principals, the Portfolio Managers or the Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, the Principals, the Portfolio Managers or the Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Principals, the Portfolio Managers and Mr. Curtis L. Lowell are citizens of the United States of America.  Mr. Martin Byrne is a citizen of Ireland.  Mr. Steven Schaefer is a citizen of Germany.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares reported herein were acquired at an aggregate purchase price of approximately $10.6 million. Such Shares were acquired with investment funds in client accounts, including FEVIB, under FEIM's management.

CUSIP No. 62856H107	SCHEDULE 13D	Page 5 of 8 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons originally acquired Shares for investment purposes in the ordinary course of business. The Reporting Persons acquired additional Shares after the announcement by the Issuer on December 18, 2009 that it had entered into an Agreement and Plan of Merger to acquire Javelin Pharmaceuticals, Inc. (the "Javelin Acquisition"), which requires stockholder approval at both companies.

The Reporting Persons are currently evaluating the proposed Javelin Acquisition and have not yet determined whether to support it. If the Reporting Persons determine not to support the proposed Javelin Acquisition, they reserve the right to actively oppose it.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the potential Javelin Acquisition and potentially concerning other matters with respect to the Reporting Persons’ investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) As of the close of business on December 23, 2009, (i) FEIM is deemed to be the beneficial owner of 2,123,646 Shares, constituting approximately 8.67% of the Shares outstanding (which includes the Shares as to which FEVIB may be deemed to be the beneficial owner) and (ii) FEVIB is deemed to be the beneficial owner of 1,604,546 Shares, constituting approximately 6.55% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 24,505,836 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 1009 for the period ended September 30, 2009.

(b) By virtue of investment management agreements with its clients, including with FEVIB, FEIM shares with such clients voting and dispositive powers over the 2,123,646 Shares reported herein, which powers are exercised by the Principal and the Portfolio Managers.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Except as otherwise indicated, all of the transactions in Shares listed on Schedule A hereto were effected in the open market.

(d) Clients of FEIM, including FEVIB, have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares reported herein.

(e) Not applicable.

CUSIP No. 62856H107	SCHEDULE 13D	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Joint Filing Agreement attached hereto as Exhibit 1, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Exhibit 1: Joint Filing Agreement, dated as December 24, 2009.

CUSIP No. 62856H107	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2009

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND LTD.

By:	FIRST EAGLE INVESTMENT MANAGEMENT, LLC,
Its Investment Manager

By:	/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

CUSIP No. 62856H107	SCHEDULE 13D	Page 8 of 8 Pages

SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST 60 DAYS.

Unless otherwise indicated, all trades were effected in the open marker through brokers.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)*

11/18/09**	(6,400)	5.75
11/30/09***	(161,008)	5.01
11/30/09**, ***	161,008	5.01
12/18/09	40,000	4.88
12/18/09**	160,000	4.88
12/18/09	30,000	4.84
12/18/09**	120,000	4.84
12/18/09	50,000	4.8
12/18/09**	200,000	4.8
12/18/09	80,000	4.89
12/18/09**	320,000	4.89
12/21/09**	50,000	4.9

*	Excluding commissions.

**	Trade effected by FEVIB.

***	Inter-fund transfer.